SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE Actimize and Infosys Announce Strategic Partnership to Offer End-to-End Financial Crime Solutions, Dated May 13, 2020.
99.2 NICE Introduces NEVA@home to Drive Immediate Impact on Service Excellence for Work at Home Employees, Dated May 18, 2020.
99.3 UK Healthcare Contact Center Accelerates Move to the Cloud with NICE inContact CXone, Dated May 19, 2020.
99.4 NICE Releases Integration of Trading Recording and Microsoft Teams to Drive Digital Transformation for Financial Services Organizations, Dated May 20, 2020.
99.5 NICE inContact and Zendesk Working Together to Support Remote Contact Center Teams, Dated May 21, 2020.
99.6 CXone Integrates with Microsoft Teams and Microsoft Dynamics 365 to Increase Efficiency and Personalization, Dated May 26, 2020.
99.7 NICE Actimize’s AML Solutions Chosen by Rakuten Securities to Improve Operational Efficiencies and Reduce Compliance Risk, Dated May 27, 2020.
99.8 Alfa-Bank Drives Improved Customer Experiences by Leveraging NICE Nexidia's AI-Powered Analytics Solutions, Dated May 28, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary
Dated: June 1, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE Actimize and Infosys Announce Strategic Partnership to Offer End-to-End Financial Crime Solutions, Dated May 13, 2020.
99.2 NICE Introduces NEVA@home to Drive Immediate Impact on Service Excellence for Work at Home Employees, Dated May 18, 2020.
99.3 UK Healthcare Contact Center Accelerates Move to the Cloud with NICE inContact CXone, Dated May 19, 2020.
99.4 NICE Releases Integration of Trading Recording and Microsoft Teams to Drive Digital Transformation for Financial Services Organizations, Dated May 20, 2020.
99.5 NICE inContact and Zendesk Working Together to Support Remote Contact Center Teams, Dated May 21, 2020.
99.6 CXone Integrates with Microsoft Teams and Microsoft Dynamics 365 to Increase Efficiency and Personalization, Dated May 26, 2020.
99.7 NICE Actimize’s AML Solutions Chosen by Rakuten Securities to Improve Operational Efficiencies and Reduce Compliance Risk, Dated May 27, 2020.
99.8 Alfa-Bank Drives Improved Customer Experiences by Leveraging NICE Nexidia's AI-Powered Analytics Solutions, Dated May 28, 2020.

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